 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [X]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Probasco, Jr., Scott L. (Last) (First) (Middle) Suite 1600 736 Market Street (Street) Chattanooga, TN 37401 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Coca-Cola Enterprises Inc. CCE
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                X          Other

Officer/Other
Description           Director Emeritus
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

Probasco, Jr., Scott L. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock	1 for 1	07/09/2001		A4	(A) 19	(1) | (1)	Common Stock - 19	$16.6350		D
Phantom Stock	1 for 1	10/16/2001		A4	(A) 20	(1) | (1)	Common Stock - 20	$15.8400		D
Phantom Stock	1 for 1	12/18/2001		A4	(A) 17	(1) | (1)	Common Stock - 17	$19.0650		D
Call Option (right to buy)	$20.00	01/18/2002		S4	(D) 200	12/22/1999 | 01/18/2002	Common Stock - 20,000		0	D
Phantom Stock	1 for 1	02/13/2002		A	(A) 138	(1) | (1)	Common Stock - 138	$16.6750		D
Phantom Stock	1 for 1	02/19/2002		A	(A) 19	(1) | (1)	Common Stock - 19	$16.8150		D
Phantom Stock	1 for 1	04/15/2002		A	(A) 17	(1) | (1)	Common Stock - 17	$18.6700		D
Phantom Stock	1 for 1	07/16/2002		A	(A) 17	(1) | (1)	Common Stock - 17	$19.2850	14,234	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: E. Liston Bishop III, Attorney-in-Fact for Scott L. Probasco, Jr. 03-05-2003 ** Signature of Reporting Person D ate Power of Attorney Page 2

Probasco, Jr., Scott L. - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 5 - December 2002

Scott L. Probasco, Jr.
Suite 1600
736 Market Street
Chattanooga, TN 37401
Explanation of responses:

(1)   Phantom Stock acquired pursuant to a deferred compensation agreement between the reporting person and the Company. Payment of the number of shares or the value thereof credited to the account occurs following retirement from the board of directors.

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